UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In February 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 24, 2026: Sanofi and Regeneron’s Dupixent approved in the US as the first and only medicine for allergic fungal rhinosinusitis

Exhibit 99.2	Press Release dated February 27, 2026: Acoziborole Winthrop, developed by DNDi and Sanofi, receives CHMP positive opinion as three-tablet, single-dose treatment for most common form of sleeping sickness

Exhibit 99.3	Press Release dated February 27, 2026: Sanofi and Regeneron’s Dupixent recommended for EU approval to treat chronic spontaneous urticaria in young children with ongoing symptoms despite treatment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2026	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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